December 23, 2011

British Columbia Securities Commission
Alberta Securities Commission

AMENDED NOTICE OF CHANGE OF FINANCIAL YEAR END

TAKE NOTICE pursuant to Section 4.8 of National Instrument 51-102 THAT Eurasian Minerals Inc. (“Eurasian”) has changed its financial year end.

TAKE FURTHER NOTICE THAT:

a)	Eurasian has determined that it is in Eurasian’s best interests to have the same fiscal year end as its subsidiaries;

b)	Eurasian’s old financial year end was March 31;

c)	Eurasian’s new financial year end is December 31;

d)	Eurasian will file financial statements for its transition year and new financial year as follows:

i.	In the transition year, audited financial statements for the nine months ending December 31 2011 with comparative financial statements for the old financial year ended March 31 2011.

ii.	With a new financial year end of December 31, the first interim statement is for the three months ending March 31 2012 with comparative financial statements for the three months ending March 31 2011.

e)	The filing deadline for financial statements for the transition year ended December 31 2011 is April 30 2012.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com